EXHIBIT 3.1

AMENDMENT NO. 2 TO
BYLAWS
OF
LUBY’S, INC.

The Bylaws, as amended (the “Bylaws”) of Luby’s, Inc., a Delaware corporation, are hereby amended effective as of August 31, 2018 as follows:
1.    Section 1 of Article III of the Bylaws is amended and restated in its entirety to read as follows:
“Section 1.    Number, Election and Terms of Directors. The business and affairs of the Corporation shall be managed by a Board of Directors which shall consist of not less than nine nor more than fifteen persons, who need not be residents of the State of Delaware or stockholders of the Corporation. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. The directors shall be elected for one-year terms expiring at the next Annual Meeting of Stockholders. A directorship to be filled by reason of an increase in the number of directors may be filled (i) by election at an Annual or Special Meeting of Stockholders called for that purpose or (ii) by the Board of Directors for a term of office continuing only until the next election of one or more directors by the stockholders; provided that the Board of Directors may not fill more than two such directorships during the period between any two successive Annual Meetings of Stockholders.”
2.    Section 2 of Article III of the Bylaws is amended and restated in its entirety to read as follows:
“Section 2. Vacancies in the Board of Directors and Resignations of Directors. Any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the next Annual Meeting of Stockholders. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein. Acceptance of such resignation shall not be necessary to make it effective.”
3.    Except as set forth above, the remaining provisions of the Bylaws shall not be amended hereby and shall remain in full force and effect.